Exhibit 11 - Statement re: Computation of Per Share Earnings

    The computation of per share earnings for the period ended December 31, 2006 is as follows:

Number of shares issued and outstanding as at December 31, 2006	3,299,000

Accumulated losses for the period from inception to December 31, 2006	$16,505

Loss per share	$ (0.01)

    No other shares have been issued to the date of this registration statement.